FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2002

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of the answer to SEC's comments regarding the annual report on 20-F for the fiscal year ended December 31, 2002 filed on June 25, 2003.

Re: Compañia de Minas Buenaventura S.A.A.

File o. 1-14370

March 4, 2004

Craig C.Olinger

Deputy Chief Accountant,

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C. 20549

Re: Compañía de Minas Buenaventura S.A.A.

File No. 1-14370

Annual Report on Form 20-F for the fiscal year ended December 31, 2002

Dear Sir:

We have received your letter dated February 11, 2004 in connection with your review of the compliance with SEC requirements of the audit reports included in the Form 20-F of Compañía de Minas Buenaventura S.A.A (the "Company") for the fiscal year ended December 31, 2002.

As indicated in your comment on the report of independent auditors on page F-2 of our Form 20-F, the auditor report of our principal auditor states that, with respect to Minera Yanacocha S.R.L. (Yanacocha), the audit opinion is based solely on the report of the other auditors. The principal auditor's report expresses an opinion on the registrant's conformity with Peruvian GAAP. However, the report of Luis W. Montero on the financial statements of Yanacocha expresses an opinion with respect to conformity with US GAAP. It is unclear which auditor has taken responsibility for the conversion of amounts from US GAAP to Peruvian GAAP.

The financial statements of Yanacocha that are included in our Form 20-F in compliance with Rule 3-09 of Regulation S-X contain in notes 17 and 18 thereto, a summary of significant differences between accounting principles followed by Yanacocha and Peruvian generally accepted accounting principles and a reconciliation of net income and partners' equity between US GAAP and Peruvian GAAP, respectively. In order to correct the matter relating to which auditor has taken responsibility for the reconciliation, PricewaterhouseCoopers, independent auditors of Yanacocha, have agreed to include reference regarding the reconciliation in their audit report covering the financial statements for the years ended December 31, 2003, 2002 and 2001 that will be included in our Form 20-F for the fiscal year ended December 31, 2003.

Pursuant to a telephone conversation of March 3, 2004, between Messrs Taiwo Danmola and Victor Burga of Ernst & Young and Ms. Stephanie Hunsaker of your office, we understand that since the Company intends to file its Form 20-F for the 2003 fiscal year by the deadline of June 30, 2004, it would be sufficient for us to confirm herewith our intent to correct this matter, as indicated above, in such filing.

Sincerely yours,

Carlos Galvez

Chief Financial Officer

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: March 5, 2004